FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     Of the Securities Exchange Act of 1934

                                 July 21, 2004

                               INFICON Holding AG

                              INFICON Holding Inc.
                 (Translation of registrant's name into English)

                                  INFICON Inc.

                              Two Technology Place

                          East Syracuse, New York 13057
                    (Address of principal executive offices)

   (Indicate by check market whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                         Form 20-F [ X ]    Form 40-F [   ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes [   ]  No [ X ]

Enclosure: Press release dated July 21, 2004, announcing second quarter 2004 financial results.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: July 21, 2004                       INFICON Holding AG


                                           By:  /s/ Peter G. Maier
                                                --------------------------------
                                                Name:  Peter G. Maier
                                                Title:  Vice President and Chief
                                                        Financial Officer

            INFICON Announces Second Quarter 2004 Results;
       Company Reports Record Quarterly Sales of $49.8 Million;
                 Operating Margin Increases to 11.3%

    SYRACUSE, N.Y. & ZURICH, Switzerland--(BUSINESS WIRE)--July 21, 2004--INFICON (SWX Swiss Exchange and NASDAQ:IFCN), a leading manufacturer of vacuum instrumentation and process control software for the semiconductor and vacuum-coating industries and other industrial applications, today announced results for the second quarter ended June 30, 2004.
    Revenues for the second quarter of 2004 were $49.8 million, compared to $36.2 million for the second quarter of 2003, representing a 37% increase. On a constant dollar basis, revenues grew 33%. Net income for the second quarter of 2004 was $4.1 million ($1.75 per diluted share - $0.18 per ADS) compared to a net loss for the second quarter of 2003 of $1.6 million ($0.67 per diluted share - $0.07 per ADS).
    Revenues for the six months ended June 30, 2004 were $97.1 million compared to $75.1 million for the same period in 2003, representing a 29% increase. On a constant dollar basis, revenues grew 24%. Net income for the period was $7.6 million ($3.26 per diluted share - $0.33 per ADS) compared to a net loss of $1.5 million ($0.66 per diluted share - $0.07 per ADS) last year. As of June 30, 2004, the company had $48.0 million in cash and cash equivalents, having generated $12.6 million from operations during the first six months of the year.
    Lukas Winkler, president and chief executive officer, commented, "This quarter's record sales reflect increased demand from end-users in the semiconductor and vacuum coating markets, with especially strong sales of in situ metrology products such as FabGuard(R), where we benefited from a significant order from one of our largest customers. We also had continuing strong orders for vacuum control products from data storage OEMs and experienced a resurgence in the refrigeration and air conditioning markets, where demand for INFICON leak detectors for both manufacturing operations and the service sector was high. We were also pleased to see increased international sales of our Environmental Health and Safety products."
    "In addition to producing revenue growth for the sixth consecutive quarter, we again improved our operating margin from continuing operations, raising it to 11.3%. This increased operational leverage represents our company's best performance in three years and helped produce a significant increase in cash on our balance sheet, now at a record high for INFICON."
    "In the third quarter of 2004, we expect our results to be much improved over the third quarter of 2003, although on a sequential basis, we expect results to be lower than 2004, reflecting normal seasonal buying patterns in certain product lines and rather volatile order flow in our Environmental Health and Safety product lines. Given these patterns, we are forecasting revenues of approximately $47 million, a 25% increase from third quarter of 2003, and net income of approximately $2.3 million ($1.00 per diluted share or $0.10 per ADS) in the third quarter of fiscal 2004."
    Semiconductor Vacuum Instrumentation segment revenues were $13.2 million in the second quarter of 2004, compared to $8.1 million in the same quarter of 2003. General Vacuum Instrumentation segment revenues for the second quarter of 2004 were $36.6 million, compared to $28.1 million in the same period last year.

    Conference Call Information

    INFICON will hold a conference call to discuss its second quarter 2004 results on Wednesday, July 21, 2004 at 10.00 a.m. EDT/4.00 p.m. CET. To access the conference call, please dial +1.706.634.1033 by
9.50 a.m. EDT/3.50 p.m. CET. A live webcast of the conference call will also be available in the Investor Relations section of the INFICON website, www.inficon.com. To access the replay, please dial +1.800.642.1687 (international callers dial +1.706.645.9291), reservation number 8387209. The replay will be available until 11.59 p.m. EDT on July 28/5:59 a.m. CET on July 29.

    ABOUT INFICON

    INFICON is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and advanced process control software for the semiconductor and vacuum-coating industries and other industrial applications. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. INFICON also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response and industrial hygiene markets. Headquartered in Syracuse, New York, INFICON has world-class manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's website at www.inficon.com.
    This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward-looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "forecast," "assume", "estimate", "anticipate", "plan", "continue", "resumes", "opportunity," "potential", or "guidance". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2003 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2004. As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                          INFICON Holding AG
                  Consolidated Statements of Income
               (In thousands, except per share amounts)
                             (unaudited)

                                 Three Months Ended   Six Months Ended
                                         June 30,        June 30,
                                         -------         ------
                                     2004     2003     2004     2003
                                     ----     ----     ----     ----

Net sales                         $49,810  $36,245  $97,138  $75,134
Cost of sales                      26,193   20,511   50,919   42,018
                                  -------- -------- -------- --------
Gross profit                       23,617   15,734   46,219   33,116

Research and development            4,904    4,361   10,021    8,751
Selling, general and
 administrative                    13,085   11,642   26,049   22,756
                                  -------- -------- -------- --------
Operating income (loss) from
 continuing operations              5,628     (269)  10,149    1,609

Interest (income) net                 (18)     (73)      (2)    (162)

Other (income) net                   (140)    (427)  (1,128)    (560)
                                  -------- -------- -------- --------
Income from continuing operations
 before income taxes                5,786      231   11,279    2,331

Provision (benefit) for income
 taxes                              1,728     (181)   2,986      365
                                  -------- -------- -------- --------
Income from continuing operations   4,058      412    8,293    1,966

Discontinued operations
(Loss) from operations of
 discontinued operations (less
 applicable income tax (benefit)
 of $(483) in Q2 2004 and $(837)
 YTD 2004 and $(583) in Q2 2003
 and $(1,155) YTD 2003)              (268)  (1,972)  (1,179)  (3,483)
Income on disposal of discontinued
 operations (less applicable
 income tax provision of $26 in Q2
 2004 and $50 YTD 2004)               291        -      486        -
                                  -------- -------- -------- --------
Income (loss) from discontinued
 operations                            23   (1,972)    (693)  (3,483)
                                  -------- -------- -------- --------
Net income (loss)                  $4,081  $(1,560)  $7,600  $(1,517)
                                  ======== ======== ======== ========
Earnings (loss) per share
Diluted
Continuing operations               $1.74    $0.18    $3.55    $0.85
Discontinued operations             $0.01   $(0.85)  $(0.30)  $(1.50)
                                    ------ ----------------- --------
Total                               $1.75   $(0.67)   $3.26 * $(0.66)*
Basic
Continuing operations               $1.75    $0.18    $3.58    $0.85
Discontinued operations             $0.01   $(0.85)  $(0.30)  $(1.50)
                                    ------ --------   ------ --------
Total                               $1.76   $(0.67)   $3.28   $(0.66)*

Earnings (loss) per ADS
(10 ADS : 1 Share)
Diluted
Continuing operations               $0.17    $0.02    $0.36    $0.09
Discontinued operations             $0.00   $(0.09)  $(0.03)  $(0.15)
                                    ------ -------- -------- --------
Total                               $0.18 * $(0.07)   $0.33   $(0.07)*

Basic
Continuing operations               $0.18    $0.02    $0.36    $0.09
Discontinued operations             $0.00   $(0.09)  $(0.03)  $(0.15)
                                    ------ -------- -------- --------
Total                               $0.18   $(0.07)   $0.33   $(0.07)*

Shares used to compute net income
per share
Diluted                             2,334    2,315    2,334    2,315
Basic                               2,315    2,315    2,315    2,315
* figures do not total due to rounding


                          INFICON Holding AG
              Consolidated Balance Sheets (In thousands)

                                                  June 30,    Dec. 31,
                                                    2004        2003
                                                 (unaudited)
Assets
Current assets:
Cash and cash equivalents                           $47,963   $37,074
Trade accounts receivable, net                       23,131    22,197
Accounts receivable - affiliates                      1,097        94
Inventories, net                                     19,848    19,395
Deferred tax assets                                   2,364     3,161
Other current assets                                  4,034     2,950
                                                  ---------- ---------
Total current assets                                 98,437    84,871

Property plant and equipment, net                    21,864    22,398
Intangibles, net                                      1,112     1,526
Deferred tax assets                                  38,274    39,293
Other assets                                          2,354     2,586
                                                  ---------- ---------
Total non current assets                             63,604    65,803

Total assets                                       $162,041  $150,674
                                                  ========== =========
Liabilities and stockholders' equity
Current liabilities:
Trade accounts payable                               $7,198    $5,918
Accounts payable - affiliates                             8       193
Accrued liabilities                                  15,273    12,911
Income taxes payable                                  1,265       962
Deferred tax liabilities                                732       545
                                                  ---------- ---------
Total current liabilities                            24,476    20,529

Deferred tax liabilities                                491       479
Other liabilities                                     5,050     3,907
                                                  ---------- ---------
Total non current liabilities                         5,541     4,386

Total liabilities                                    30,017    24,915

Stockholders' equity                                132,024   125,759
                                                  ---------- ---------
Total liabilities and stockholders' equity         $162,041  $150,674
                                                  ========== =========


                          INFICON Holding AG
         Consolidated Statements of Cash Flow (in thousands)
                             (unaudited)
                                                     Six Months Ended
                                                         June 30,
                                                        2004     2003
                                                     -------- --------
Cash flows from operating activities:
Net income (loss)                                     $7,600  $(1,517)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization                          2,310    2,087
Gain on receipt and sale of marketable securities     (1,038)       -
Impairment of long lived assets                          341        -
Deferred taxes                                         1,760     (832)
Changes in operating assets and liabilities:               -        -
Trade accounts receivable                             (2,069)    (254)
Inventories                                             (709)  (1,921)
Other assets                                            (766)    (286)
Accounts payable                                       1,177    1,031
Accrued liabilities                                    2,564   (1,924)
Income taxes payable                                     322   (1,024)
Other liabilities                                      1,143    1,140
                                                     -------- --------
Net cash provided (used in) by operating activities   12,635   (3,500)

Cash flows from investing activities:
 Purchases of property, plant and equipment           (2,082)  (1,290)
 Purchase of Sentex Systems, Inc.                          -   (1,500)
 Proceeds from sale of marketable securities           1,038        -
                                                     -------- --------
Net cash (used in) investing activities               (1,044)  (2,790)

Proceeds from exercise of stock options                   31        -
                                                     -------- --------
Net cash provided by financing activities                 31        -
                                                     -------- --------
Effect of exchange rate changes on cash and cash
 equivalents                                            (733)     900
                                                     -------- --------
Increase (decrease) in cash and cash equivalents      10,889   (5,390)
Cash and cash equivalents at beginning of period      37,074   37,846
                                                     -------- --------
Cash and cash equivalents at end of period           $47,963  $32,456
                                                    ======== ========

    CONTACT: Corporate Contact
             Betty Ann Kram, 315-434-1122
             BettyAnn.Kram@inficon.com
             or
             European Contact
             c-matrix group ag
             Bernhard Schweizer/Sara Koch, 41 (0) 41-769-80-40 inficon@cmatrix.ch or
             North American Contact
             Lippert/Heilshorn & Associates, Inc.
             Jody Burfening/Harriet Fried, 212-838-3777 jbs@lhai.com